SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 14D-1
                                AMENDMENT NO. 2
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                               AMENDMENT NO. 18
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CIRCON CORPORATION
                          (NAME OF SUBJECT COMPANY)


                             USS ACQUISITION CORP.
                      UNITED STATES SURGICAL CORPORATION
                                    (BIDDERS)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  172736 10 0
                    (CUSIP NUMBER OF CLASS OF SECURITIES)


                               THOMAS R. BREMER
                             USS ACQUISITION CORP.
                    C/O UNITED STATES SURGICAL CORPORATION
                               150 GLOVER AVENUE
                          NORWALK, CONNECTICUT  06856
                          TELEPHONE:  (203) 845-1000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                 with a copy to:

                              PAUL T. SCHNELL, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK  10022
                          TELEPHONE:  (212) 735-3000




          United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 5, 1997, as amended by Amendment No. 1 dated August 12, 1997, with respect to the Common Stock, par value $0.01 per share, of Circon Corporation, a Delaware corporation ("Circon" or the "Company"). This Amendment No. 2 to the Schedule 14D-1 also constitutes Amendment No. 18 to the Statement on Schedule 13D of the Purchaser and Parent filed on August 2, 1996, as amended. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

          Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

     ITEM 10. ADDITIONAL INFORMATION.

          Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following:

          On August 13, 1997, Parent issued a press release announcing
     (i) the filing by Parent of a lawsuit against Circon asking the Court of Chancery in the State of Delaware to order Circon to hold its 1997 Annual Meeting of Shareholders and (ii) the reinstatement of Parent's previously filed lawsuit against Circon asking the Court of Chancery in the State of Delaware to compel Circon to provide Parent with information necessary to enable Parent to communicate directly with Circon's shareholders concerning Parent's tender offer and proxy contest. A copy of the press release is attached hereto as Exhibit (a)(17) and is incorporated herein by reference. Copies of the complaints filed in the lawsuits are atached hereto as Exhibits (a)(18) and
     (a)(19), respectively and are incorporated herein by reference.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the following:

          (a)(17)   Press Release.

          (a)(18) Complaint filed by United States Surgical Corporation on August 13, 1997 in the Court of Chancery in the State of Delaware in and for New Castle County in the action entitled United States Surgical Corporation, a Delaware corporation v. Circon Corporation, a Delaware corporation.

          (a)(19) Complaint filed by United States Surgical Corporation on September 18, 1996 in the Court of Chancery in the State of Delaware in and for New Castle County in the action entitled United States Surgical Corporation, a Delaware corporation and Cede & Co., v. Circon Corporation, a Delaware corporation.





                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 14, 1997

                                     USS ACQUISITION CORP.

                                     By: /s/ THOMAS R. BREMER
                                        -------------------------------
                                         Name:   Thomas R. Bremer
                                         Title:  President


                                     UNITED STATES SURGICAL
                                     CORPORATION

                                     By: /s/ THOMAS R. BREMER
                                        -------------------------------
                                         Name:  Thomas R. Bremer
                                         Title: Senior Vice President
                                                  and General Counsel





                                 EXHIBIT INDEX

     EXHIBIT        EXHIBIT NAME
     -------        ------------
     (a)(17)        Press Release.

     (a)(18) Complaint filed by United States Surgical Corporation on August 13, 1997 in the Court of Chancery in the State of Delaware in and for New Castle County in the action entitled United States Surgical Corporation, a Delaware corporation v. Circon Corporation, a Delaware corporation.

     (a)(19) Complaint filed by United States Surgical Corporation on September 18, 1996 in the Court of Chancery in the State of Delaware in and for New Castle County in the action entitled United States Surgical Corporation, a Delaware corporation and Cede & Co., v. Circon Corporation, a Delaware corporation, incorporated herein by reference to Exhibit (a)(14) to Amendment No. 6 on Schedule 14D-1 of Parent, filed with the Commission on September 18, 1996.